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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 7)

VOLCOM, INC.
(Name of Subject Company)

TRANSFER HOLDING, INC.
PPR S.A.
(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

92864N101
(Cusip Number of Class of Securities)

Michel Friocourt
General Counsel
PPR S.A.
10 avenue Hoche
75381 Paris, France
Telephone: +33 1 45 64 63 43

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Mark Gordon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019-6150
Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$607,713,805.00	$70,555.57

*
Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the purchase of all 24,426,120 outstanding shares of common stock of Volcom, Inc. ("Volcom"), par value $0.001 per share, at $24.50 per share. The transaction value also includes the aggregate offer price for 1,014,080 shares issuable pursuant to outstanding options with an exercise price less than $24.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $24.50 minus such exercise price. This is based on information provided by Volcom as of May 9, 2011, the most recent practicable date.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for the fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.00011610.
☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$70,555.57	Filing Party:	Transfer Holding, Inc. and PPR S.A.
Form or Registration No.:	Schedule TO	Date Filed:	May 11, 2011
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Amendment No. 7 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission "SEC") on May 11, 2011 and amended on May 19, 2011, May 23, 2011, May 24, 2011, June 3, 2011, June 8, 2011 and June 10, 2011 (as amended and supplemented, the "Schedule TO") and is filed by PPR S.A., a "société anonyme à conseil d'administration" (corporation with a board of directors) organized under the laws of France ("PPR") and Transfer Holding, Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of PPR S.A. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share of Volcom, Inc., a Delaware corporation ("Volcom"), at $24.50 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2011 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Schedule TO, including the Offer to Purchase, contains important information about the Offer and should be read carefully and entirely by Volcom shareholders before any decision is made with respect to the Offer. The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12.

Items 1, 4, 8 and 11.  Summary Term Sheet; Terms of the Transaction; Interest in Securities of the Subject Company; Additional Information.

        Items 1, 4, 8 and 11 of the Schedule TO are amended and supplemented by the following:

        "The Offer expired at 5:30 p.m., New York City time, on Thursday, June 16, 2011. The Depositary advised that as of the expiration of the Offer, approximately 14,686,156 Shares were validly tendered into, and not withdrawn from, the Offer, representing approximately 72.3% of Volcom's issued and outstanding shares. In addition, the Depositary received commitments to tender approximately 4,714,540 Shares in accordance with guaranteed delivery procedures, which, when combined with the Shares tendered into, and not withdrawn from, the Offer, represent approximately 91.6% of Volcom's issued and outstanding shares. Therefore, the Minimum Condition has been satisfied. All Shares that were validly tendered and not validly withdrawn have been accepted by the Purchaser. The Purchaser will promptly pay for such Shares in accordance with the terms of the Offer.

        In accordance with the Merger Agreement, Purchaser commenced a subsequent offering period for all remaining untendered Shares, including those Shares tendered pursuant to guaranteed delivery procedures. The subsequent offering period will expire at 5:30 p.m., New York City time, on Wednesday, June 22, 2011, unless extended. PPR and Purchaser reserve the right to extend the subsequent offering period in accordance with applicable law. Any such extension will be followed by a public announcement, which will be issued no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period was scheduled to expire. During the subsequent offering period, Purchaser will accept for payment, and promptly pay for, validly tendered Shares. Volcom stockholders who validly tender their Shares during the subsequent offering period will receive the same consideration of $24.50 in cash (without interest and less any applicable withholding for taxes) that was payable to stockholders who tendered their Shares during the initial offering period. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (i) Shares cannot be delivered by the guaranteed delivery procedure and (ii) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, Shares validly tendered during the subsequent offering period will be accepted for payment on a daily, "as tendered" basis and, accordingly, may not be withdrawn.

        The full text of the press release issued by PPR announcing the preliminary results of the Offer and the commencement of the subsequent offering period is attached hereto as Exhibit (a)(5)(G) and incorporated herein by reference."

Item 12.    Exhibits.

Exhibit Number	Description
(a)(5)(G)	Press Release issued by PPR S.A. on June 17, 2011.

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 17, 2011

Transfer Holding, Inc.
By:	/s/ JEAN-FRANÇOIS PALUS
Name: Jean-François Palus Title: Chief Executive Officer
PPR S.A.
By:	/s/ JEAN-FRANÇOIS PALUS
Name: Jean-François Palus Title: Deputy Chief Executive Officer

 EXHIBIT INDEX

Exhibit No.		Description
(a)(1)(A)	*	Offer to Purchase dated May 11, 2011.
(a)(1)(B)	*	Letter of Transmittal (including Internal Revenue Service Form W-9).
(a)(1)(C)	*	Notice of Guaranteed Delivery.
(a)(1)(D)	*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	*	Summary Newspaper Advertisement published in the Wall Street Journal on May 11, 2011.
(a)(5)(A)	*	Joint Press Release issued by PPR S.A. and Volcom, Inc. on May 2, 2011 (incorporated in this Schedule TO by reference to the Schedule TO-C filed by PPR S.A. on May 2, 2011).
(a)(5)(B)	*	Press Release issued by PPR S.A. on May 11, 2011 announcing commencement of the tender offer.
(a)(5)(C)	*	Excerpt from presentation at PPR S.A.'s annual general meeting held on May 19, 2011.
(a)(5)(D)	*	Joint Press Release issued by PPR S.A. and Volcom, Inc. on May 24, 2011.
(a)(5)(E)	*	Press Release issued by PPR S.A. on June 8, 2011.
(a)(5)(F)	*	Joint Press Release issued by PPR S.A. and Volcom, Inc. on June 10, 2011.
(a)(5)(G)		Press Release issued by PPR S.A. on June 17, 2011.
(b)		Not applicable.
(c)		Not applicable.
(d)(1)	*
Agreement and Plan of Merger dated May 2, 2011 by and among PPR S.A., Transfer Holding, Inc. and Volcom, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Volcom, Inc. on May 4, 2011).
(d)(2)	*
Share and Voting Agreement dated May 2, 2011 by and among PPR, S.A., Transfer Holding, Inc. and Richard R. Woolcott and René R. Woolcott (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Volcom, Inc. on May 4, 2011).
(e)		Not applicable.
(f)		Not applicable.
(g)		Not applicable.
(h)		Not applicable.

*
Previously filed.

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  Items 1, 4, 8 and 11. Summary Term Sheet; Terms of the Transaction; Interest in Securities of the Subject Company; Additional Information.
  Item 12. Exhibits.
SIGNATURES
EXHIBIT INDEX